
July 17, 2023

W. L. "Perch" Nelson
Chief Executive Officer
American Hospitality Properties REIT II, Inc.
14643 Dallas Parkway, Suite 970
Dallas, TX 75201

> **Re: American Hospitality Properties REIT II, Inc.**
> **Amendment No. 1 to Draft Offering Statement on Form 1-A**
> **Submitted June 16, 2023**
> **CIK No.: 0001977210**

Dear W. L. "Perch" Nelson:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Draft Offering Statement on Form 1-A

Cover Page

1. Please revise your offering circular cover page to identify the most significant risk factors involved in the purchase of the common shares. Refer to Item 1.D. of Industry Guide 5 and Item 7(c) of Part II of Form 1-A.

2. We note your statement that you may use registered broker-dealers to assist you in this offering. Please revise to identify the broker dealer, clearly describe their compensation and file the engagement agreement as an exhibit, or otherwise clarify your use of a broker-dealer in your offering.

Offering Circular Summary, page 3

3. We note your statement on page 4 that the Manager manages the operations at 11 hotels, and that the Operator manages two such hotels, with Aimbridge Hospitality operating the

other two. Please revise to clarify who provides the onsite management services at the remaining hotels.

Risk Factors

If we pay distributions from sources other than our cash flow . . ., page 8

4.   Please revise to expand this risk factor to discuss the associated risks that may arise from high or fluctuating interest rates that may be a feature in any such financing or borrowing.

Plan of Distribution, page 36

5.   We note our statement that you will hold closings on a semi-monthly or monthly basis, and that the investor's subscription is irrevocable. Please revise to provide additional detail regarding the mechanics of the closings, including a discussion of what factors will go into deciding when to hold closings, why closings may be held inconsistently on either a semi-monthly or monthly basis, how you will inform investors of the closing cycle, and at which point in the closing process you will make a final determination to accept or reject a subscription.

Valuation Policies, page 40

6.   We note your disclosure here that the $10.00 minimum purchase price will exist until June 30, 2024. Please reconcile this disclosure with your disclosure on your cover page and elsewhere in your offering circular stating that the $10.00 minimum purchase price will remain for up to 12 months following the commencement of this offering.

7.   Please clarify who will be ultimately responsible for calculating your NAV. We note your disclosure that you may engage a third party to calculate or assist in your NAV calculations.

Description of Business, page 42

8.   You state that the issuer was formed to invest in "limited and upscale select service" hotels in the United States. You state elsewhere that you were formed to invest in "premium branded" hotels in the United States. Please expand your disclosures to explain these classifications.

9.   Please disclose the basis for your anticipated 7% annual distribution to stockholders from cash generated by operations, as you are a blind-pool company with no current assets or operations. Refer to Part II(b) of Form 1-A.

Executive Officers and Directors, page 51

10.   We refer to your statement on page 15 that "the Manager and/or its other affiliates are not required to devote all of their time and efforts to our affairs," and your disclosure here that each of your two executive officers are also officers of the Manager. To the extent your executive officers are working part-time, please revise to state approximately the average

number of hours per week or month such person works or is anticipated to work. Refer to Item 10(a)(2) of Part II of Form 1-A. Please also revise the table to clarify if each of these officers is also an Executive Director, rather than a Director, as we note your statement that each of these officers is also an executive officer of the Manager.

Management Compensation, page 57

11. Please reconcile your disclosure here that the manager will be able to receive an annual Asset Management Fee in an amount of up to 1% of the aggregate purchase price with the disclosure on page F-10 noting that the manager will be entitled to receive a quarterly asset management fee in an amount of up to 1% of the gross revenues from the properties.

Principal Stockholders, page 60

12. Your beneficial ownership table indicates that there are three persons in the group comprising directors and executive officers as a group, but we note that there are only two individuals referenced throughout your offering circular, W.L. "Perch" Nelson and Jay Anderson. We also note that you have only identified two members of the Investment Committee, but indicate on page 46 that the consent of at least three members is required and on page 56 that the Investment Committee will have at least three members. Please reconcile these disclosures, or advise.

Prior Performance Summary, page 60

13. We note your lead-in narrative disclosure that prior to the onset of the COVID-19 pandemic, you have not experienced any material adverse business developments or conditions. Please revise to describe such material adverse developments and conditions experienced as a result of the pandemic and afterwards. We also note that based on your disclosures, your Manager and its affiliated entities appear to own a percentage of these platforms. Please revise your disclosures to clearly explain the percentage of each Platform that is owned by your Manager or its affiliated entities, and add disclosure to explain how the management functions of the platforms were divided between the Manager and the other owners of the platforms to provide investors with an understanding of the scope of management responsibilities of the Manager with respect to these platforms. Revise to disclose the total number of your investors. Please also revise to clarify here whether any of the programs have not provided a liquidity event within the estimated or targeted time frame disclosed to investors at the time the securities were initially offered.

14. We refer to your statement that American Hospitality Properties Fund I, LLC and Fund III each own 5% of Platform A. However, we also note that you state the latter invested approximately $1.6 million in Platform A and that Fund III invested approximately $3.9 million in Platform A. Please revise to clarify how the percentage ownerships are the same with different amounts invested.

Description of Capital Stock and Certain Provisions of Delaware Law, Our Charter and ByLaws, page 67

15.   We note your reference to a share repurchase program on page 74 of your offering circular. Please revise your disclosure to provide pertinent details regarding this program. Refer to Item 17 of Guide 5.

U.S. Federal Income Tax Consideration

Requirements for Qualification, page 83

16.   We refer to your statement on page 86 that you intend to engage the Operator (PAH Management, LLC), that you believe the Operator qualifies as an "eligible independent contractor," and that to qualify as such, the contractor must be actively engaged in the business of operating qualified lodging facilities for persons unrelated to the taxable REIT subsidiary or its affiliated REIT. We also note your disclosure on page 60 that the Operator currently manages 13 hotels owned by affiliates of the Manager and provides onsite management services at two of these hotels. Please further expand your disclosures to explain why you believe that PAH Management qualifies as an "eligible independent contractor."

How to Subscribe, page 108

17.   Please reconcile your disclosures on page 109 as well as on page 70, which state that the minimum purchase is 50 shares while your disclosures elsewhere in the offering circular state that the minimum purchase is 500 shares at 10.00 per share (i.e., a $5,000 minimum investment).

18.   We note your disclosure on page 109 that the Manager may revise the minimum purchase requirement in the future. Please revise to explain why the Manager may make this revision in the future, how the minimum purchase requirement may be revised, and how you would intend to inform investors of this change.

Appendix A: Prior Performance Tables, page A-1

19.   We refer to your statement that all information contained in the tables in the appendix are as of December 31, 2022. However, we note that the information presented in Table III do not appear to include information for 2022. Please revise to address the discrepancy.

20.   We note that Table II indicates that Fund III raised more than $48 million. We also note that you state on page 61 that Fund III closed in May 2019 with approximately $23.4 million of committed capital. Please revise to address the discrepancy.

1. Organization, page F-8

21.   We note your reference to AHP REIT OP, LP as the operating partnership for American Hospitality Properties REIT II, Inc. This appears to be inconsistent with your disclosure

on your cover page of Part II and elsewhere within your filing which indicates that your operating partnership is AHP REIT II OP, LP. Please revise as appropriate.

General

22.   Please ensure that all defined terms are defined upon first use. For example, we note that the acronym "SPE" is used on page 5 and is not defined until page 57. We also note that you reference Selling Group Members without identifying such members.

23.   Please supplementally provide us with a template for your future NAV disclosures.

24.   Please disclose in your offering circular that you will follow the parameters of the undertaking contained in Item 20.D of Guide 5 in updating your offering circular to reflect acquisitions during the distribution period.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Howard Efron at 202-551-3439 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Dorrie Yale at 202-551-8776 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Kenneth L. Betts